Exhibit 99(a)(17)

FINAL TRANSCRIPT

Conference Call Transcript

BF - Full Year 2005 BASF Earnings Conference Call

Event Date/Time: Feb. 22. 2006 / 9:00AM ET

CORPORATE PARTICIPANTS

 Magdalena Moll

 BASF - SVP, IR

 Dr. Jurgen Hambrecht

 BASF - Chairman of the Board of Executive Directors

 Dr. Kurt Bock

 BASF - CFO

 Dr. Stefan Marcinowski

 BASF - Member of the Executive Board of Directors and Research Executive Director

CONFERENCE CALL PARTICIPANTS

 Christian Faitz

 Dresdner Kleinwort Wasserstein - Analyst

 Themis Themistocleous

 UBS - Analyst

 Andreas Heine

 HVP Group - Analyst

 Andrew Stott

 Credit Suisse First Boston - Analyst

 Sophie Jourdier

 Citigroup - Analyst

 David Phillips

 HSBC Investment Bank - Analyst

 Tim Jones

 Deutsche Bank - Analyst

 Martin Evans

 Cazenove - Analyst

 Phillip Molloy

 Pioneer Investments - Analyst

 PRESENTATION

Magdalena Moll — BASF - SVP, IR

Good afternoon, ladies and gentlemen. On behalf of BASF, I would like to welcome you to our full-year 2005 analyst conference. This is either live or via phone or on the Web.

In 2005, ladies and gentlemen, BASF played once again at the top of the champion’s league, reporting record sales and earnings, as well as a substantial premium above the cost of capital. With me today are Dr. Jurgen Hambrecht, our Chairman of the Board of Executive Directors; Dr. Kurt Bock, our Chief Financial Officer; and Dr. Stefan Marcinowski, Member of the Board of Executive Directors responsible for the chemical segment and Research Executive Director.

To kick off, Dr. Hambrecht will briefly review the objectives we set for 2005 and he will discuss the strategy how BASF will generate value in the future. He will finish his presentation with an outlook for the full year 2006. Subsequently, Dr. Kurt Bock will present in detail BASF’s 2005 financial and operating results. And following their presentation, all gentlemen will be available to take your questions. Dr. Marcinowski will be especially happy to answer all your questions on petrochemicals, inorganics and intermediates, research and development, as well as our planned acquisition of Engelhard.

Let me also remind you that we are webcasting this event and that we have already posted the numbers and the charts which we will discuss this afternoon, as well as the press documents, on our website for your information. We also have a new audio system here in the room, and I wanted to ask you please to switch off your mobiles, as well as your BlackBerrys, because they would hinder the broadcast.

With this, I would like to hand over to Dr. Hambrecht.

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

Thank you, Maggie. Ladies and gentlemen, welcome to this afternoon meeting. Today, I’m happy to present to you the results of the 2005 and to give you a little bit of an overview how we see the future.

Our main financial goal remains to create value across cycles. We promised to deliver, and I think we have delivered. In 2005, we earned a premium of more than EUR2.3 billion above our cost of capital and continue to create value to our shareholders.

2005 was the best year in BASF’s history. Let me briefly look at some performance of BASF, but Kurt will go into this later, so this is very brief.

Sales increased by 14% to a record of EUR42.7 billion, primarily due to our ability to pass through higher prices for our products across all but one business segment. Our EBIT before special items increased, therefore, 17% over the already-strong level of 2004 to a total of more than EUR6.1 billion. A major part of this really comes from sustained efficiency improvement measures we have taken we have reported about.

Net income increased by 50% to EUR3 billion. This translates into earnings per share of EUR5.73, a rise of 57% compared to 2004.

All in all, profitable growth is the headline for 2005. The EBIT development of our core activities is a visible demonstration of BASF’s improved profitability. This is a great accomplishment by the whole BASF team. And I really have to thank all employees of BASF on this earth for this extraordinary performance.

We delivered on our agenda 2005 set out in our annual analyst conference in March of last year. We achieved significant sales and EBIT growth over an already-strong 2004 level. The successful startup of Nanjing is already adding to growth and value. And furthermore, we significantly strengthened our competitiveness in North America, tripling our EBIT to EUR855 million.

We also continued with our portfolio optimization through key acquisitions and divestments of non-core activities. With our cost savings programs, including site benchmarking, we enhanced our efficiency and achieved permanent cost reductions. We spent more than EUR1.4 billion on share buyback and paid EUR900 million in dividends to shareholders in 2005. And we continued with our disciplined approach to capital expenditure, which was again below the level of depreciation.

We are proud of our achievements in 2005, but we are not relying on our past successes. The important question is, therefore, how will BASF generate value in the future?

I want to present to you our four key strategic guidelines how BASF will successfully shape the future and create value for our shareholders going forward. These strategies are portfolio optimization, improving our cost base, customer interaction and innovation for growth.

We will continue to actively manage our portfolio in order to strengthen the Group and drive profitable growth in the future. We have analyzed our 66 strategic business units. Half of the businesses are in areas with high growth rates, and we are certainly focusing on expanding these operations.

Our budget for CapEx into organic growth from 2006 to 2010 for the next five years will amount to EUR9.5 billion. And in addition, we’re looking into portfolio supplements which help to make our entire business more robust toward economic cycles.

Here is our track record of acquisitions in the past three years into businesses that have been designated for expansion. In this period, we acquired businesses with total sales of EUR1.5 billion. For each of these acquisitions, our strict acquisition criteria were adhered to. During the same period, we divested several businesses with total sales of EUR5.3 billion.

Active portfolio management remains, therefore, a top priority for BASF. You will see, therefore, the magnitude of further smaller acquisitions and divestitures helping to further improve our existing portfolio.

However, in managing our balance sheet towards shareholder value creation, we will evaluate acquisitions of supplemental businesses for growth against all other options.

Engelhard is such a supplemental acquisition with an excellent strategic fit for BASF. It is a world leader in that catalyst business with an excellent R&D platform and high growth potential. BASF will leverage its global strength and expertise to generate even greater value across the combined business.

The acquisition of Engelhard will further reduce the earnings cyclicality of BASF Group by adding another unique business cycle to the mix. You all know about the details of our proceedings in this acquisition, which you’ll find in this status report here.

Let me finally make one thing very clear — the Engelhard acquisition has to meet our well-known acquisition criteria in order to contribute to profitable growth. Otherwise, it will not be pursued further.

Another project which eagerly falls into the category of supplemental businesses for growth is the Degussa Construction Chemicals business. The benefits of this acquisition also are clearly visible. We would further integrate into the highly attractive market of construction chemicals. We would combine BASF’s superior broad chemical expertise and capabilities with Degussa’s market-oriented application know-how. We would gain excellent access to industrial customers, as well as end users. We would offer strong benefits from synergies and contribute to reduced cyclicality for BASF.

The acquisition offers on top attractive growth opportunities in Asia and in [NAFTA] and would strengthen the BASF brand to increased exposure to end customers.

After announcing our interest and submitting an offer, Degussa last week decided to enter into negotiations with BASF. The joint aim is to conclude the purchase agreement for the transaction shortly.

The second strategy is to constantly improve our cost base. The successful Ludwigshafen site project will be continued on an individual business unit level. We are also restructuring operations in Antwerp and expect to achieve annual savings of EUR50 million by the end of this year already.

In North America, we have added a further restructuring project, which is expected to achieve annual savings of US$150 million by mid of 2007, not to forget our commercial effectiveness program in North America, which will lead to an addition of 200 million euros — dollar by end of 2007 in EBIT terms.

The third key strategy is to unlock future value in the business through distinct customer interaction models. I don’t want to go into details now — important is that all business units have to decide on a winning go-to-market approach for their business with respect to efficiency, innovation potential and business models in order to drive profitable growth.

One example where this has already been successful for BASF is Elastocool, a polyurethane rigid foam system for the insulation of refrigerators and freezers which is protected by BASF patents. Elastocool is a customized solution which offers higher productivity and improved individual supplies throughout the world, demonstrated by the orange customer value curve shown here. The operational result is we have become world market leaders through Elastocool and expect accumulated sales of EUR1 billion until 2008. And we started to introduce this in 2003.

The fourth key strategy is to focus on market-driven innovations. Innovations are crucial to BASF’s profitable growth. In many cases, they provide the impetus for progress in other industries, where they act as a starting point for innovative end products.

I have presented to you several times our overall approach. Important is here today that in 2006 we will again increase R&D expenditure by 8% to almost EUR1.2 billion. Between 2006 and 2008, we plan to invest approximately EUR800 million in our five growth clusters — nanotechnology, energy management, plant biotech, white biotechnology and raw material changes — as part of our strategy, we innovate for growth.

With all this in mind, our task list for 2006 is very clear. Priority number one is to continue profitable growth. We will also continue to consequently restructure and optimize our operations. The most promising businesses will get the highest allocation of cash flow.

We will further optimize our portfolio by acquiring businesses that are more customer-oriented and innovation-driven. And our objective is to successfully integrate these businesses. And finally, we will innovate for growth.

Now to the outlook, which is the most interesting thing for you today. Our business has continued the positive trend of 2005 into the beginning of 2006. Oil has remained strong. We anticipate industrial production growth of 3.5% worldwide for 2006 based on a robust economy in North America and continued dynamic growth in Asia. We see additional opportunities through an improving investment and consumer climate in Europe.

We have based our business planning in 2006 on the following macroeconomic assumptions — a global economic growth of 3.2% and an increase in global chemical production, excluding pharmaceuticals, of 3%; an average oil price of around US$55 per barrel for Brent, with a downward trend in the second half of the year; and an average exchange rate of US$1.25 per euro.

For 2006, we aim to continue to grow faster than the market. And we plan to follow on from the strong level of income from operations before special items posted in 2005. Remember, first priority is profitable growth and remains profitable growth.

The quarterly pattern of the operational performance in our segments may be different from last year. And you already got some indication via our announcement for the chemicals because of the planned shutdown of certain plants, and we’ll guide you through the year according to this line.

Risks — greatest risks we see in regional trouble spots, growing uncertainty in raw material supply and major changes in exchange rates, not to forget some issues which are still pending in Europe, looking forward into longer-term, however, emission trading and reach.

However, looking into the future, I see much more opportunities for BASF. And I can assure you that we, the entire team of BASF, all employees, are committed to seizing these opportunities. We will do our utmost to even perform better than the last year.

And with this, I will hand over to Kurt Bock to go more into the details of 2005.

Dr. Kurt Bock — BASF - CFO

Good afternoon to everybody. For the next 10 minutes, I will take you back to 2005. And this is necessary also because you will only receive the financial report and the 20F report on March 14. They have been finished, they have been certified by our auditors, and when you go into that level of detail, you will also learn that BASF I think is in pretty good shape. Today, I give you an overview.

From a financial point of view, 2005 was another successful year for BASF. We further improved our operational performance above the very strong level achieved in 2004. At EUR5.3 billion, cash provided by operating activities before external financing of pension obligations was at a record high. Our disciplined approach with regard to both CapEx and working capital continues to pay off.

Our strong cash position also gives us the flexibility to actively shape our portfolio via acquisitions and remain committed to our dividend policy and share buyback program. With improved net working capital and low gearing, our balance sheet remains very solid.

The Board of Executive Directors will recommend to the Supervisory Board to propose an increased dividend of EUR2 after EUR1.7 in 2004. This corresponds to an increase of $0.30, obviously, and will provide you with an attractive dividend yield of about 3%.

Let me now walk you through the components of our sales development in 2005. At EUR42.7 billion, sales were up by 14%. And BASF again grew faster than the market. Volumes rose by 2.5% in 2005, mainly attributable to Chemicals and Oil & Gas. In addition, we were able to push through substantial, and I would like to add, often overdue price increases in almost all parts of our portfolio.

Three out of four quarters showed price increases of more than 10% compared with the corresponding and previous quarters. The appreciation of the U.S. dollar had only a minor impact on the sales development for the full year — it only showed a minor, a little bit bigger impact in the fourth quarter, which is also the case for the Brazilian real.

Sales in the fourth quarter increased by 19% to a record level of EUR11.7 billion. Higher sales were generated mainly by the Chemicals and Oil & Gas segments. We achieved an EBITDA of EUR2.2 billion, leading to an EBITDA margin of 19%. EBIT before special items totaled EUR1.6 billion despite higher raw material costs and the negative impact of the hurricanes in the U.S. The latter materially affected our fourth-quarter results. EBIT was 17% lower. The decrease was mainly due to the divestiture of the printing systems business in Q4 of last year, which had resulted in a gain of more than EUR300 million.

The financial result in Q4 amounted to minus EUR43 million. The comparable figure in 2004 was minus EUR691 million and was mainly due to the write-down of our stake in Basell. We realized a profit before taxes of EUR1.4 billion, an improvement of 31%. Based on a tax rate of 56.8%, BASF’s net income was EUR560 million, up 39%. Earnings per share in the fourth quarter increased to EUR1.1.

And now, we will talk about the sales per region. In 2005, we increased our sales across all regions, with especially strong sales growth coming from Asia, following the startup of plants in Nanjing. In North America, sales increased by 16%. EBIT tripled compared with 2004. Increased volumes and prices, as well as high capacity utilization rates, contributed to this growth.

In Asia, EBIT declined by 18% due to difficult market conditions for intermediates, as well as high and very volatile raw material costs for styrenics. In Europe, sales totaled EUR23.8 billion, and EBIT increased slightly, in particular due to the contribution of Plastics and Oil & Gas.

Sales in the regions South America, Africa and Middle East increased by 11%, while EBIT declined by 6%, mainly caused by lower volumes in our Ag business in Brazil and Argentina.

For the full year 2005, we generated EBITDA of EUR8.2 billion with an EBITDA margin of 19.3%. EBIT before special items increased considerably to EUR6.1 billion, 17% above the level of 2004. The increase was primarily due to higher prices for many of our products. Major contributors were the Oil & Gas and the Plastics segments. In addition, previously introduced restructuring measures continued to pay off, and we realized substantial cost savings. EBIT increased by 12% to EUR5.8 billion.

In 2005, we incurred special items in EBIT of EUR308 million, which is in line with our guidance. Special items incurred from restructuring measures to increase efficiency mainly affected our sites here in Ludwigshafen and in Belgium and Feluy. Other special charges were related to the restructuring programs in fine chemicals and intermediates. These included the closure of the vitamin C plant in Denmark and the Poly THF plant in Japan.

Special gains primarily resulted from the sale of three active ingredients businesses in the Ag products division. The financial result includes EUR222 million of special items related to the gain from the sale of our stake in Brazil. The 2004 financial results contained write-downs from participating interests.

Now let’s look at the financial result in more detail. As just explained, the positive result is largely attributable to the gain from the sale of our participation in Basell. Our interest result was slightly improved at minus EUR170 million, given the lower debt position during the year.

Other financial results declined to minus EUR82 million due to lower capitalization of interest costs for construction projects and lower market values of derivatives. Based on the positive financial result and the better operating result, we realized profit before taxes of EUR5.9 billion, an improvement of 36%.

The tax rate was at about 47%, down from 51% in 2004. This reduction is mainly due to the tax-free gain from the sale of our Basell participation. The high level of taxes is explained by the nondeductible foreign income taxes on oil production, which you all know quite well. They amounted to more than EUR1 billion in 2005, compared with just — just EUR670 million in 2004. Excluding these nondeductible taxes, the tax rate would have been 35%.

BASF’s net income after minorities was EUR3 billion, 50% higher than in the previous year. Minorities increased by 25%, mainly related to the cracker joint venture in Port Arthur. The earnings per share increase for the full year was even stronger due to the reduction in the number of shares.

EPS, earnings per share, was up 57% at EUR5.73. EPS according to U.S. GAAP was EUR5.83, which is just 2% more than the respective IFRS numbers, which indicates once again that this reconciliation to U.S. GAAP is certainly a lot of work, but doesn’t really provide you with any materially different transparency about what BASF is doing.

BASF Group has completely converted to IFRS. The 2004 figures were adjusted accordingly. The effects of the conversion were netted against equity as of the first of January 2004. We informed you about this in the first quarter of last year. Most of these charges were already visible in the Quarterly Reports.

With regard to pension accounting, we are using now the third option, the so-called third option of IAS 19. As a consequence, actuarial gains and losses are charged directly to equity. This accounting change led to a reduction of retained earnings of about EUR900 million. The main reason for actuarial losses was a reduction of applicable interest rates, discount rates for pension obligations denominated in euros by about 1 percentage point. We now use a discount rate of 4.25%.

We also had to update the mortality rates of our employees and pensioners, which have the tendency to live even longer than they already did in the past.

The unaudited IFRS figures for 2004 that were published together with the result of the first quarter and last year have been slightly adjusted. These effects were taken into consideration in the fourth quarter of 2004 and they account for about a double-digit million number — a small impact.

Moreover, we’re now transferring the cost of oil and gas exploration, which we were previously including in research and development expenses, to other operating expenses. This move makes our figures more comparable with those of our peers. R&D expenses for 2004 have been adjusted accordingly.

The notes to the consolidated financial statements, which will be published in our financial report on March 14, provide even more details — for instance, a detailed statement of recognized income and expenses. And you will have to learn something new, because also the financial notes, the notes to the statements, are now even more elaborate and even more difficult to understand. I apologize for this.

I’m now going to talk about the segment performance. In Chemicals, fourth-quarter sales reached a new high of EUR2.2 billion due to strong volumes in petrochemicals and the acquisition of Merck’s Electronic Chemicals business. EBIT before special items was lower than last year due to the effects of the hurricanes in the U.S., as well as higher raw material costs.

In Plastics, sales were slightly up due to positive volumes and currency effects. EBIT before special items declined despite strong earnings growth in polyurethanes. The decrease was mainly due to higher raw material costs in performance polymers, as well as lower sales prices and seasonal shutdowns of individual plants in styrenics.

Performance Products sales grew mainly due to higher prices across all divisions. EBIT before special items, however, was below the level of previous year. The positive earnings trend in coatings was unable to offset the decline in earnings in performance chemicals.

In Agricultural Products division, sales grew slightly due to strong demand for insecticides in South America. EBIT before special items declined as a result of currency effects that increased our costs in North and South America and expenses incurred to develop new market segments.

In Fine Chemicals, sales were up due to good demand for fat-soluble vitamins and aroma chemicals, positive currency effects and the first-time contribution of Orgamol, a Swiss company which we had acquired late last year. EBIT before special items was negatively impacted by price declines, as you know, for lysine and vitamin C, as well as higher raw material prices.

The significantly higher oil price and the increase in oil and gas production led to higher sales and earnings in the exploration and production business of our Oil & Gas business. Higher demand, especially due to cold weather in November and December, improved sales and earnings in the gas trading sector, which caught up quite a bit — was [ahead in earnings] in the first three quarters of last year.

Looking at the full year’s figures, all of our segments outperformed the already strong 2004 results, with the exception of Agricultural Products & Nutrition. In our Chemicals segment, sales reached a record level due to both strong volume and price increases. EBIT before special items increased despite startup costs for the new plants and hurricane-related shutdowns.

Sales in plastics increased mainly due to higher prices. EBIT before special items improved considerably, driven by a strong increase in earnings in polyurethanes and performance products. Only styrenics fell short of last year’s earnings, as higher raw material costs, as mentioned, could not be passed on to the customer after — could only be passed on after considerable delay.

Sales growth in Performance Products more than offset the decline due to the sale of the printing systems business in November 2004. Functional polymers was responsible for the increase in EBIT before special items.

Sales in Ag Products were slightly lower due to dry weather conditions in southern Europe and Brazil. Also, we successfully expanded our business in North America. EBIT before special items was stable and we again achieved a strong EBITDA margin before special items of 27%.

In Fine Chemicals, sales were slightly down as price declines for lysine and vitamin C could not be offset by volume growth. EBIT before special items decreased, impacted by a decline in sales price and higher raw material costs.

In the Oil & Gas segment, we outperformed our already good 2004 results. This was based on the significant rise in crude oil prices, but also triggered by increases in production and the expansion of our natural gas trading business.

The exploration and production business sector achieved a new record high in EBIT before special items. The gas trading sector EBIT before special items declined despite a very strong fourth quarter. The increase of sales prices still lags the actually higher sourcing costs, a mechanism which is well-known to all of you.

Cash provided by operating — now, the cash flow statement — cash provided by operating activities before external financing of pension obligation reached EUR5.3 billion. This represents an increase of 13% over the previous year’s high level. Despite an expansion of the business, we further reduced working capital. For the fourth quarter of 2005, we managed again to reduce days sales outstanding from 54 days to 53 days, and we cut inventories valued from 74 days to 68 days.

Other items mainly reflect the reclassification of the gain from the sale of the stake in Basell, which is included as part of cash flow — cash inflows and cash used in investing activities.

After taking into account the EUR3.7 billion transferred to the CTA, our operating cash flow amount to EUR1.6 billion, which is an accounting figure, actually.

As in the past few years, capital expenditures were again below the level of depreciation. The high operating cash flow combined with our capital discipline resulted in further increase of our free cash flow from EUR2.6 billion to EUR3.3 billion.

We paid EUR2.4 billion to our shareholders in the form of dividends and share buybacks. In 2005, we bought back 26.1 million shares for a total of EUR1.4 billion, or EUR55.1 per share.

Last week, we completed the EUR1.5 million share buyback program which we had announced in April of last year. From the beginning of this year until the middle of February, we have bought back 5.4 million shares for a total of EUR339 million. As a result, we reduced the amount of outstanding shares since 1999 by 27 — 20.7%, not 27%. Not yet.

Furthermore, we have decided to continue with the Company’s share buyback program and plan to buy back shares for a further EUR500 million up to the Company’s annual meeting in 2007. The buyback can start immediately. At the next annual meeting, in May of this year, we’ll ask our shareholders once again to extend the existing authorization for share buybacks.

Finally, our balance sheet, which is kind of dull — total assets increased only slightly, by EUR222 million. The higher working capital due to the increased volume of business and the strong — and also due to the acquisitions and the stronger U.S. dollar were almost offset by the transfer of EUR3.7 billion of liquid funds through the contractional trust arrangement. The equity ratio increased from 46.8%, unfortunately, to 49.1%, and net debt increased to EUR2.9 billion.

As you can see from these financial results, 2005 was another good year, a record year for BASF. As we go into 2006, we want to further strengthen our position in growth markets and our focus on saving new opportunities.

Thank you very much for your attention, and we are now happy to take your questions.

 QUESTION AND ANSWER

Magdalena Moll — BASF - SVP, IR

Ladies and gentlemen, we will now move into the question-and-answer session. I would like to ask you that you please limit, again, your questions to only one, plus a follow-up question so that many participants get a chance to put their question forward.

I have seen Mr. Faitz, and I’ve seen Themis, and I think Mr. Heine. So we start with Mr. Faitz, and Mr. Faitz is table number 24.

Christian Faitz — Dresdner Kleinwort Wasserstein - Analyst

Just a general question. Could you please talk about the start into the current year, maybe division via division, how each division has performed so far and how your oder books look? Thank you.

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

Let me take this one. The year started rather well. And this is going for almost all segments. There was a little bit of weakness in the Ag Chem area, and Kurt can comment on this. But all the rest in principal performed from a demand perspective rather well.

But you already have in your own comments indicated to some of the small issues which always appear over the year, which is a shrinking cracker margin, for example, in Europe in the first quarter because we have these quarterly prices. But this is factored in most of your cases, and it’s also factored in in our expectations going forward. You may remember that the third quarter last year was a terrible quarter with regard to cracker margins as well.

But all in all, looking into chemical activities, going very well. Agro chemicals we have in South America a little bit of an issue. And Kurt may comment on this. Going forward, looking into our gas distribution business, certainly is better compared to last year as winter has been much stronger, especially in Europe. And we have our strategy gas for Europe now developing very nicely in this segment.

But Kurt, could you talk briefly?

Dr. Kurt Bock — BASF - CFO

I hate to talk about the weather, but in this case it’s necessary. In South America, weather conditions are not optimal for harvesting soybeans and other crops. So we expect that in the first quarter of this year, the Ag business probably will remain below last year’s number, which was a very strong quarter. However, for the second quarter, this should then turn around.

In general, we have a very, very cautious approach with regard to the market, also with regard to the credit risk, which we do not want to face, especially in South America. And you are aware, for instance, that now we see current exchange rates, real, dollar, some farmers already experience cash loss. And this leads us to a situation where we have to be very cautious to reduce our exposure.

Magdalena Moll — BASF - SVP, IR

Next question comes from Themis, table number 14.

Themis Themistocleous — UBS - Analyst

Themis Themistocleous, UBS. Just a question on oil and gas. I see your replacement ratio in ‘05 was 55%, continuing on the trend we’ve seen for the last almost probably seven years. Can you update us on what the reserves are doing, oil and gas, please? And do you still think you have a viable business or a successful business, given that you have not been able to replenish your reserves over a long period of time?

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

Kurt?

Dr. Kurt Bock — BASF - CFO

In 2004, we had replenished 90% of what we had produced. In 2005, it looks like we are at 50, 55%, which is certainly not what we are aiming for. But this is basically an effect of an extended or increased production on the one hand and very low investments in exploration and production in the late ‘90s, early 2000 years. This leads to a situation, now, to answer the next question already, where our reserves will be reduced by about one year, which I think is an important notice.

But your question is really about our business model. And we still believe that we have a very viable business model in exploration and production. We are active in areas where we will be able to find additional oil and gas. We have been extending our program. We have been investing much more in exploration and production over the last two or three years. And on top of that, we are in now in discussion, as you know, with Gazprom with regard to the rather large gas fields in Russia, both Achimgas but also Yuzhno-Ruskoye. And Yuzhno-Ruskoye will turn around our reserve picture completely.

Magdalena Moll — BASF - SVP, IR

Next question comes from Andreas Heine at table 15.

Andreas Heine — HVP Group - Analyst

I have a question, but first, what was at the year-end, the overfunding of the CTAs after you have reduced the discount rate? And secondly, the hurricane impact was said to be 120 million in total. 20 million, as far as I know, was in Q3, were the 100 million what you have really experienced in Q4, and how much of that will you get back from insurance companies maybe this year?

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

Let me just take the first one, and Kurt, you take the last one, the hurricane take — I take. Overfunding is up to Kurt.

With regard to hurricane, we have to say it is very difficult to really figure out a very precise number here. You are correct with looking into third quarter, but there will be also impacts still in the first quarter this year, though not the entire figure of 100 million can be allocated to the fourth quarter. If it comes to insurance payments, this is still an issue we are discussing, and we will come back to you on this issue later.

Dr. Kurt Bock — BASF - CFO

The question of overfunding of pension obligations is certainly related to the interest rates which we apply. We have carved out pension reserves of about EUR2.9 billion. And for that, we have reserved cash of EUR3.7 billion. This might lead to the situation where you can talk about an overfunding, but we have been operating here with a rather low return rate for the assets which we — have been investing already. There’s a good chance that we will have a higher return than what we have put into our numbers, but that is another issue.

When you look at our financial report in March, you will find that at the same time, our pension obligation reserves have gone up by more than that difference, which you might calculate from those numbers I provided you with, for the simple reason that the discount rate which we applied for our model for our complete pension obligations in Germany declined from 5.25 to 4.25%. And that basically compensates for this overfunding, which is implied by the difference between 3.7 and 2.9, which I mentioned before. Quite complicated, I have to say.

Magdalena Moll — BASF - SVP, IR

The next question comes from Andrew Stott. And this is table 10.

Andrew Stott — Credit Suisse First Boston - Analyst

A question on volume growth — 2.5% last year, which I guess with the [stocking], etc., is a pretty respectable performance. Your comments on ‘06, though, you are saying that you hope to beat the industry. But clearly, you’ve got a number of outages in particular in the petrochemical area that you have already alluded to. So where are you going to actually beat the industry in 2006? Does the guidance include oil and gas, or is it a reference to ex oil and gas?

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

Andrew, this is a fair question, of course. We have grown also because of oil and gas, very clearly. And you can find this out. Without oil and gas, growth would have been almost 2% — close to 2%. Going forward, very clearly, you know about our investments, when they started up. You know about the investments which will come up for start in this year, which are the isocyanides in Asia-Pacific. And all this together will certainly add up to volumes which we can bring to the market.

On top — and now I’m repeating myself from last year — our capacities are not fully allotted everywhere in the world. There is room for further improvement. And don’t forget productivity gains we will have every year. So all in all, I think we are very confident, and we are very well-positioned on the other side, to really harvest additional volumes with the business models I presented to you. At the end of the day, volume growth certainly is not the first priority. Profitable growth is the first priority.

Magdalena Moll — BASF - SVP, IR

The next question comes from Sophie Jourdier. She is also table number 10.

Sophie Jourdier — Citigroup - Analyst

Sophie Jourdier from Citigroup. Just if I can move it onto pricing, in your outlook statement, there was a comment that it was difficult to pass through prices from this sort of level, given the risk of product substitution. I just wondered whether — I’m presuming that’s sort of across your entire portfolio. I just wonder whether you could talk about which product ranges, if that’s the case, and where perhaps you think there is still potential to pass through further price increases? Thanks.

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

Let me start with a general comment. I think looking at the chemical industry, we are in a phase where we have a much better balance in general with regard to capacity demand at this very moment. Demand is strong, as I said before.

However, yes, we have some businesses where there is overcapacity. One example was mentioned also by Kurt — styrenics, where there is no way to really push through the prices entirely needed from a raw material price increase. That is why we have closed down parts of our plant to bring capacity and demand into better balance.

And there’s also the area where substitution really starts. So if you have, for example, for the packaging, polystyrene, you can substitute by other polymers, like the polyolefins, or — and this is even more important — by paper. And this has already started. It started partly also in the polyurethane area. But here with capacity demand balancing MDI, which is, let me say, not that tight as it had been last year. I think we will see a much better performance going forward than we anticipated before.

On the other hand, in chemicals, you always have a certain opportunity to change from one alcohol to another alcohol. However, I don’t see this in this area in general terms. So, not forget about vitamin C and lysine. With lysine, you always have the alternative to feed soy bushels, as you know, and soy bushels are at a very low price at this very moment. All in all, there is certainly no way to push through prices, which come from the sugar price having gone up very substantially.

Magdalena Moll — BASF - SVP, IR

The next question comes from David Phillips, table number 11.

David Phillips — HSBC Investment Bank - Analyst

Thank you. I am David Phillips with HSBC. Just one question on the oil and gas side. And there’s a sort of perception out there that reserves in Latin America face a certain higher level of country risk in terms of stating reserves in terms of the tax rates you might see in the medium-term future. Can you talk about what’s — your views with the Argentinean gas assets or gas reserves in Latin America and how stable you think those numbers are going forward? Thank you.

Dr. Kurt Bock — BASF - CFO

I think it is a fair statement to saying that Latin America is not a very stable region right now,, and Argentina in particular. However, this holds true for many oil-producing and gas-producing countries in the world. In this respect, to BASF, we have very positive experiences in Argentina. Even during the crisis a few years ago, we were able to produce and to sell at competitive market prices.

There are certain restrictions which are coming from the government, which is not exceptional, which happens in many oil-producing countries, and overall, we feel quite comfortable and we’re expanding our business, actually, in Argentina. And it is quite profitable as well. So nothing particular about Argentina with respect to oil and gas, at least.

Magdalena Moll — BASF - SVP, IR

Now I would like to ask Tim Jones, table 16.

Tim Jones — Deutsche Bank - Analyst

Thanks. It is Tim Jones from Deutsche Bank. It is a question in respect to your R&D spend. You flagged very clearly that you’re going to increase about 8% this year. Perhaps can you tell us how do you actually access whether that is the right level of spend for your business? And maybe secondly, and more importantly, how do you actually actively assess within BASF the level of return that you’re getting from that investment?

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

This is really up to Stefan to talk about R&D.

Dr. Stefan Marcinowski — BASF - Member of the Executive Board of Directors and Research Executive Director

The 8% increase which is projected for this year is part of it due to our increasing our five growth classes, which we have communicated to be green biotechnology, plant biotechnology, white biotechnology, which is energy management, which is nanotechnology and which is the raw material change.

But as well, we’re going to increase our efforts in the Ag chemicals business, so there you will see additional impact on the EBIT of the Ag chemicals business this year because they are going to increase their efforts in the identification for lead structures, as well as for new superior formulation techniques.

You have seen in 2005 an increase in the chemical segment. So this is something which will go along with the projects we are going to launch. And at the same time, if projects have come to a certain end, like the HPPO process for the propylene offside process, that has also created a reduction of spending for that particular project. And this is one of the reasons, for example, why the polymers segment, the plastics segment, had more or less a flat development.

In general, we are running our R&D on a project level and all project levels are linked to the business model we are starting right at the beginning of a project, and then we run the project along with an NPB estimate. And this is then also reflected on let’s say a half-year, quarterly review whether we are still on track or not.

In general, this is a state-of-the-art management of an innovation portfolio which goes very well along with also our joint approach, having the business unit view and also technology view on all the projects.

Magdalena Moll — BASF - SVP, IR

The next question comes from Themis again, table number 14.

Themis Themistocleous — UBS - Analyst

Thank you. Themis Themistocleous, UBS. Just a question on cash flow. If I look at working capital, there was a 250 million inflow from working capital. But there was working capital — trade working capital outflow of close to 1.6 billion, which implies other working capital, there was some inflow of 1.8 billion or so. I was just wondering whether you can give us some details, what was in other working capital? Where did the cash come in from?

Dr. Kurt Bock — BASF - CFO

Do you really want to have that level of detail?

Themis Themistocleous — UBS - Analyst

It’s a lot of money.

Dr. Kurt Bock — BASF - CFO

First of all, first, we are not satisfied with where we are in this regard to working capital, which it has improved. I think it’s a major step forward. It’s still an ongoing effort within BASF group to further consolidate our working capital.

When you look at the balance sheet figures, you cannot come up with this working capital, net working capital reduction, because that is intended with currency effects and there’s acquisition effects. On the cash flow statement, this is a net position without currency and without acquisition effects. And there, we show this improvement. Does that help?

Themis Themistocleous — UBS - Analyst

You have reiterated about acquisitions and currency. What happened to trade working capital?

Dr. Kurt Bock — BASF - CFO

You mean what is the currency effect?

Themis Themistocleous — UBS - Analyst

Yes.

Dr. Kurt Bock — BASF - CFO

The currency effect was probably a negative one for working capital in total.

Magdalena Moll — BASF - SVP, IR

Next question for Mr. Koehler, table 3.

Ronald Koehler — Main First Bank AG - Analyst

One question regarding Nanjing. Could you please update us about current capacity utilization? And in your speech, actually, speech you mentioned it is contributing to growth and value. So clearly, the question is a bit — what do you mean with value contribution? And obviously, last year, you gave a guidance of some startup costs, and if you just could give us here the effect in 2005.

And the second question is actually regarding to the agro chemicals. You described your investing in new market segments. Could you a little bit elaborate how much you invest and actually in which market segments you are targeting here?

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

Okay, let me takes the first one with Nanjing. Capacity utilization is, let me say, very, very high. However, I think we already announced to you that even in the first quarter of 2006, we will have a short closedown of the syngas plant and the oxo-alcohol plant, which certainly will have an impact on capacity utilization.

Going back to last year, we have a positive EBIT effect out of Nanjing, which certainly is not on the cost of capital side contributing at this very moment. But we also had looked into what we can do in the last year looking into the tax situation in China. As we have a startup here we would not have — wanted not to have to pay taxes at all.

So, all in all, I would say Nanjing is now going back to what we talked about last year, just a year ago here in this room, has been a big success. And we are really proud of it. Kurt?

Dr. Kurt Bock — BASF - CFO

We certainly want to strengthen further on in our I think very successful areas of insecticides and fungicides. We also spend more money on green biotech, which is not accounted for under the Ag business, as you know — a special item in our other numbers to the "Other" segment.

I don’t want to go into too much detail here with the new 20F report. You will also see an updated revision of our projects under development, peak sales, etc. There are some changes from the figures we have provided last year, and these are all positive changes overall.

Magdalena Moll — BASF - SVP, IR

The next question comes from Martin Evans, and this is table number four.

Martin Evans — Cazenove - Analyst

Martin Evans from Cazenove. Just on the Engelhard deal, I appreciate obviously you are in an offer situation, but if I can just pick up Jurgen’s comments earlier about that it must meet your acquisition criteria to contribute to growth or it, quote, won’t be pursued, maybe could you just remind me what that acquisition criteria is in general? Because obviously, from that I’m taking a hint that you don’t want to be seen at some point to have overpaid if that scenario were to arise. And so what are your main criteria when looking at an acquisition like that?

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

We talked about this I think last time when we met in Bordeaux. But I would like to ask Kurt to go back into this again.

Dr. Kurt Bock — BASF - CFO

First criteria, strategic fit — I think that is self-explaining. Second one, the deal has to be accretive, at least in year three, which we still don’t believe is a goal too challenging. And most importantly, we apply our cost of capital in discounting the future cash flows, which we have to estimate — that is always a big, I think, task, to provide a picture of the future of that planned acquisition.

And then we come up with a number, which we do not reveal, which only indicates to us whether a deal is sensible or not sensible. And once again, we think that the $37 which we have offered is a very attractive one to Engelhard shareholders.

Magdalena Moll — BASF - SVP, IR

Next question comes from Phillip Molloy, and this is table 18.

Phillip Molloy — Pioneer Investments - Analyst

Malloy from Pioneer Investments. I would just like to ask you about the performance in the Fine Chemicals business, which not for the first time stands out as a bit of a disappointment, I guess. Where exactly does that fit in with the strategic business — the positioning of the strategic business units that you highlighted at the beginning of your speech?

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

Let’s split — there’s two pieces, Performance Chemicals and Fine Chemicals, as I understood your question. Is this correct?

Phillip Molloy — Pioneer Investments - Analyst

No, it relates purely to the Fine Chemicals business.

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

Purely to the Fine Chemicals? Kurt, would you?

Dr. Kurt Bock — BASF - CFO

As you know, Fine Chemicals is a mixed bag of activities. There are some very attractive segments included, for instance, from our point of view, pharma pre-products, from our point of view, cosmetic products, very successful, where we have invested quite a bit. We have acquired the Orgamol company in Switzerland recently.

The two weak spots we have is lysine, which is really a commodity. It is demand- and supply-driven, and we have here also a raw material issue because the price of sugar has gone up quite dramatically over the last few months. The second issue we face is vitamin C. In vitamin C, we have taken action which is already visible to you by shutting down production in Denmark and also rearranging our European production network. And there are other measures under investigation also shortly before execution.

Overall, once again, we think that Fine Chemicals is a very attractive area for BASF and can yield considerable returns, as it did only a few years ago, when Fine Chemicals earned its cost of capital. And we have initiated a major restructuring program, which we think will lead to improvement in 2006. So you should expect that the earnings in Fine Chemicals will improve in 2006, and not just a little bit.

Magdalena Moll — BASF - SVP, IR

Next question comes from Mr. ..., table number 4.

Unidentified Audience Member

One question according the Wingas stakeholder. So is there already a solution about that, which percentage point that you will take, and if there are also then earnings and balance sheet impact? And the second question is the adjusted tax rate, 34%, is that also true for the forecast 2006 onward?

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

It seems to me that you are the main speaker this afternoon.

Dr. Kurt Bock — BASF - CFO

I’m happy to share. The tax rate — this depends on Mr. Steinbrueck, to a certain extent — the German Finance Minister, as you know. We don’t really expect that too much will happen in that area in favor of BASF. So the 34% can be applied to 2006 earnings as well.

The first question was about Wingas. Wingas is our partner. There’s a good understanding that the share of Gazprom can go up, up to 50% minus one share. That will still lead to a situation where if you have to fully consolidate Wingas, as a consequence, you will then see additional third-party earnings, both in equity and earnings, as I think is —

Unidentified Audience Member

[inaudible — microphone inaccessible] will already be fixed to the end of the year?

Dr. Kurt Bock — BASF - CFO

This is a — it is a larger transaction because it is all related also with our other projects which we are facing, the NEPG pipelines in the Baltic Sea and also the Yuzhno-Russkoye gasfield, which we are discussing right now with Gazprom. So it is all interlinked.

Magdalena Moll — BASF - SVP, IR

There was a follow-up question from Mr. Faitz, table number 24.

Christian Faitz — Dresdner Kleinwort Wasserstein - Analyst

Christian Faitz from Dresdner. Just quickly on Engelhard, can you update us on how many percent of Engelhard shares have been tendered in the meantime — an update from the, I think, February 6 update? Thank you.

Dr. Stefan Marcinowski — BASF - Member of the Executive Board of Directors and Research Executive Director

There is nothing new about that.

Christian Faitz — Dresdner Kleinwort Wasserstein - Analyst

It is 0.04% so far?

Dr. Stefan Marcinowski — BASF - Member of the Executive Board of Directors and Research Executive Director

Exactly. Would you sell at that moment?

Christian Faitz — Dresdner Kleinwort Wasserstein - Analyst

Sure.

Or maybe as a follow-up to that follow-up, how much would you be willing to pay for Engelhard, if I can challenge you on that?

Dr. Stefan Marcinowski — BASF - Member of the Executive Board of Directors and Research Executive Director

I think this is not the moment to talk about any price level. I really have — we have given a very compelling and fair offer to the shareholder, and that is what we are waiting now for the response. You know that we have received Monday night a confidentiality agreement. We are now doing all our analysis on that. We will evaluate that, and if we are through, we will communicate what is going to be the next step.

Christian Faitz — Dresdner Kleinwort Wasserstein - Analyst

And I’m sorry, if I can just — a third follow-up question. The communication of your analysis, how long does that take? Are you talking about days or weeks?

Dr. Stefan Marcinowski — BASF - Member of the Executive Board of Directors and Research Executive Director

There will be no timeline at that moment from our side.

Magdalena Moll — BASF - SVP, IR

Next question comes from Mr. Heine, table number 15.

Andreas Heine — HVP Group - Analyst

I would like to know how important the styrenics are for the Verbund concept — so is it possible to have no styrenics and still have a good Verbund concept? Or is it necessary?

And secondly, on the raw material prices, how big was the increase in raw material prices you had to pay in the year 2005 compared to the year 2004?

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

I will figure out the styrenics piece, and Kurt will answer the question on raw materials. Very clearly in the past, we have carved out quite a lot of businesses which have been integrated into our Verbund system. This usually takes a little bit of time. By the end of the day, we could do all what we want to do. This is very clear.

However, also on the styrenics side, one has to look into innovation potentials. And here, we think we have a very interesting pipeline. We’re looking into it. We’re introducing into the market at this very moment products which change also from the entire manufacturing process scenario.

All in all, styrenics is a critical business, yes. And you are heading, um finger-pointing to it. We have talked about this in the past year in this circle very often. We will take the necessary steps in order to improve the overall performance. Kurt?

Dr. Kurt Bock — BASF - CFO

Talking about raw material costs, and I do not include nor here oil and gas or the gas which we trade. You can take a 2 billion-plus number as a price effect which is not really that easy to differentiate, because our currency effects, our volume effects, but the 2 billion-plus I think is a pretty reliable number.

Besides raw materials, there’s also energy costs, which is not exactly a major issue for us because we run our own major power plants, as you know. But we foresee in 2006 that energy costs around the globe will rise further. That certainly gives us — some of our customers some headaches, as well. So we’re not just talking about higher raw material costs. It’s really also energy costs, which will become a major burden for many customers.

Magdalena Moll — BASF - SVP, IR

You have another follow-up question from Andrew Stott, table number 10.

Andrew Stott — Credit Suisse First Boston - Analyst

Thanks, and Credit Suisse again. Performance products — the comment you make on the outlook is a reasonably sanguine one. You are saying you expect to grow earnings. And yet, if you look at the patent through the year, you saw a fairly significant decline in margin. Second-half margin was about 300 basis points lower than the first half. And I know there’s seasonality, but I’m just wondering where the optimism comes from? So in other words, where are you going to see the improvement in performance products in 2006? Thanks.

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

Andrew, it is a correct description. Going back to last year, I think we have seen two different halves in the respective businesses. Coatings had a difficult start, but regained in the second half, whereas in Performance Chemicals, it was just a little bit the opposite.

And the key question is what is going to happen with raw materials here in this area? From our perspective, raw materials will still increase to a certain extent. But we believe, looking into what we offer to the market, that we can follow up on this. In Performance Chemicals, we will do better in coatings. And we will more or less keep the business, especially when it comes to earnings, in the area of functional polymers, where we see a little bit more capacity coming in the acrylic acid value chain. And this is all known to you. We have talked about this before.

Magdalena Moll — BASF - SVP, IR

Any further questions? Okay, Tim, 16.

Tim Jones — Deutsche Bank - Analyst

Tim Jones at Deutsche Bank again. It’s just a question staying on this outlook theme. For your agro chemical business, you’re talking about higher sales and flat earnings, which implies obviously margins down year on year. Is that simply because of what’s happening in LatAm at the start, that you are being conservative? Or what is the driver of the increase of the cost base there?

Dr. Kurt Bock — BASF - CFO

I think we are conservative. I think we have a very good franchise in Ag. And once again, the return in 2005 for us was very, very handsome. There are seasonal factors and there are weather influences, which we cannot influence ourselves.

And as we have said before, it really makes a lot of sense to talk about Ag in more detail after the major seasons have been completed, which is at our half-year conference and in August of this year. Otherwise, you know, you jump from one day to the other — even the difference between first quarter and second quarter depends to a certain extent of the date of Easter this year — whether you will have a long weekend or not in Europe, whether you sell more in late March or more in early April. These things influence quarterly sales and earnings in Ag.

Tim Jones — Deutsche Bank - Analyst

And just the outlook comment — you specifically refer to normalized conditions. So I just wondered, in a normalized market, there must be a cost pressure there to make you predict flat margins down year on year. I don’t know whether there’s anything there, but you are saying it’s just [interrupted]

Dr. Kurt Bock — BASF - CFO

Our goal is still the 27 plus EBITDA in sales, which we think is achievable under normal market conditions.

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

Don’t forget that we are going to increase also our R&D expenditures. So it’s really going forward into the long-term future. We will certainly grow our pipeline, innovation pipeline, which is very, very healthy and which we have talked about in Bordeaux last time — constantly improving, by the way. And secondly, what we are doing is we’re still looking into our product portfolio, looking into sales products, which are expiring, and from an intellectual property point of view.

Magdalena Moll — BASF - SVP, IR

So next question from Sophie Jourdier, table number 10.

Sophie Jourdier — Citigroup - Analyst

Just to follow up on the oil and gas, you mentioned in your statement that you’re looking for production growth this year of oil in E&P. Just wondered whether you could tell us where that production growth is coming from? I’m presuming we are not talking about Russia yet. And what sort of level of production growth? Thanks.

Dr. Kurt Bock — BASF - CFO

It is certainly too early for Russia; that is 2008 and later on. We’re looking at all regions and we’re talking a 1-digit increase.

Sophie Jourdier — Citigroup - Analyst

Right and quite catch where the production growth is coming from?

Dr. Kurt Bock — BASF - CFO

I prefer to have the highest growth in whatever makes the most money, which is not too close to Europe, in that respect.

Magdalena Moll — BASF - SVP, IR

Next question came from Mr. Koehler, table number 3, and then Mr. Faitz.

Ronald Koehler — Main First - Analyst

Yes, a question regarding to your polyurethane business and to your expansion plans in China. Firstly on the one, you said the market MDI is not as tight as it was before. Obviously, we have seen a lot of capacity already coming onstream in 2005, and you are putting another big chunk in 2006. How do you actually see the capacity utilization rate developing? And do you see that this could be a threat for your margin? Or will you create some margin pressure, in your view here?

In addition, I would like to get a little more flavor about the MDI and TDI demand development. So actually, could you give us some idea how the market growth in demand was in 2005? And there is new legislation in China which could use — could trigger more usage of MDI. What do you think is the outlook for demand growth, 2006 or 2007, for that product, if I may?

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

This is rather complicated, but anyhow, let me say, entirely the isocyanates or polyurethane business is certainly a business outperforming growth in the chemical industry by far. So you will see growth rates in the neighborhood of 5 or even beyond — 5% or even beyond, always assuming that we have the manufacturing industry growth rates of 3.5%. If there are deviations, you will see this as well.

Looking into the China activities, which will come onstream in 2006, yes, there is a little bit of a capacity demand balance issue. However, as growth rates are significant, and we see this at this moment, TDI, and MDI, by the way, we do not foresee major, major deterioration here in the overall performance of MDI products.

The key issue here for BASF, however, is the second piece. And these are the polyurethane systems, for which we are selling quite a substantial amount of our business. And you may have read that we have opened up additional system houses around the world, which certainly will help to fill this capacity up. By the way, you know that part of this new capacity is also absorbed by competitors who wanted to have a certain amount of products.

Magdalena Moll — BASF - SVP, IR

We will go back to Mr. Faitz.

Christian Faitz — Dresdner Kleinwort Wasserstein - Analyst

Just quickly on Ag Chem again, do you have a new runoff of frontrunners in your marketing efforts for soybean rust last year? Do you have an assumption for the soybean rust market in the U.S. this year in 2006? And maybe could you share with us your soybean rust-related fungicide sales in Brazil in the past season?

And then second of all, do you have the split-up of your fungicide, herbicide and insecticide sales last year, or we only see there’s some other trend you have?

Dr. Kurt Bock — BASF - CFO

I think you have to wait for the 20F. There has to be some expectation to be created, so you will really read the 20F when it’s just published. And with regard to soybean, my crystal ball is not good enough to predict the weather conditions in North American and South America.

What we saw in North America was certainly a hype which was created partly also by observers of the industry about the potential of soybean rust in North America, which did not materialize later on. And as you know, we were always a little bit cautious, and that goes back to what I said before — I think it is very worthwhile to stay conservative in that business and to be then surprise on the upside and not on the downside.

Magdalena Moll — BASF - SVP, IR

So are there any final questions? Okay, this is not the case. Then ladies and gentlemen, this brings me to the end of our conference. I would like to thank all of you for joining us and also for your lively discussions.

Should you have any further questions, then please don’t hesitate to contact the IR team and we will be happy to help you. We will also — I would like to note this — report our first-quarter results on Thursday, May 4, 2006. This is also the day of our Annual General Meeting. So thank you very much and goodbye.

Dr. Jurgen Hambrecht — BASF - Chairman of the Board of Executive Directors

Wait just one second — you have this soccer ball in front of you. I am wondering whether later tonight we can have a betting process who will become the world champion? But anyhow, whatever happens in the football, in the soccer, without BASF, you will not make it either because plentiful of chemicals will have to be used either on your soccer shoes, or in the ball, or in the trikot you may have.

And I think this is really an interesting topic to look into. We are offering a lot of innovation even in this field, especially if you look at the soccer shoes, where we are working very closely together with Adidas and other people. You only can shoot a goal with the shoes, not without. And as always, BASF with you. So let’s wait and see what we can do tonight on this one.

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